Exhibit 12

NCO Group, Inc.

Ratio of Earnings to Fixed Charges

(in thousands, except for ratios)

	For the Three Months Ended September 30,				For the Nine Months Ended September 30,
	2008		2007		2008		2007
Earnings:
Add:
(Loss) income before income taxes and minority interest	$(46,272)		$(6,313)		$(85,023)		$(8,920)
Fixed charges	30,791		27,562		87,048		80,073
Amortization of capitalized interest	3		3		9		8

	(15,478)		21,252		2,034		71,161
Subtract:
Interest capitalized	—		—		25		—
Distributions to minority holders	3,603		1,488		9,234		5,480

	3,603		1,488		9,259		5,480

Earnings	$(19,081)		$19,764		$(7,225)		$65,681

Fixed Charges:
Interest expense	$24,982		$24,551		$70,392		$70,867
Interest capitalized	—		—		25		—
Portion of rentals deemed to be interest	5,809		3,011		16,631		9,206

	$30,791		$27,562		$87,048		$80,073

Ratio of earnings to fixed charges	(0.6	)x	0.7	x	(0.1	)x	0.8	x